UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026.

Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-10 (File No. 333-297455) and Form S-8 (File No. 333-288297)  of the Registrant, each as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description
99.1	Amended and restated equity distribution agreement dated as of July 14, 2026, by and among Glass House Brands Inc., ATB Capital Markets Corp., ATB Capital Markets USA Inc. and Wilson-Davis & Co., Inc.

99.2	Press Release dated July 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: July 15, 2026	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer